SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. _)*

                         HOME SOLUTIONS OF AMERICA, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    437355100
                                    ---------
                                 (CUSIP Number)

                                 October 1, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437355100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.31%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


---------------------------------
         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.31%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------


--------------------------------
         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Erato Corporation
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237862
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.31%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Promethean Industries, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237864
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.31%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.31%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.31%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.31%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.31%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------
         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,000,000 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  3,000,000 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.31%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------
         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100


Item 1(a).  Name of Issuer: Home Solutions of America, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  1500 Dragon Street, Suite B
                  Dallas, TX 75207

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Erato Corporation, a Delaware corporation, Promethean Industries, Inc., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and the fund's wholly owned subsidiaries, Erato Corporation and Promethean Industries, Inc. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share voting and investment power over the shares owned by Laurus Master Fund, Ltd., Erato Corporation, Promethean Industries, Inc., Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., and Valens Capital Management, LLC. Information related to each of Laurus Capital Management, LLC, Erato Corporation, Promethean Industries, Inc., Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
                  335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  437355100

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 3,000,000 shares of Common Stock

       (b)  Percent of Class: 6.31%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 3,000,000 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  3,000,000 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
         * Based on 47,525,850 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Home Solutions of America, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of October 1, 2007, Laurus Master Fund, Ltd. (the "Fund"), Erato Corporation ("Erato"), Promethean Industries, Inc. ("Promethean"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("Valens Offshore" and together with the Fund, Erato, Promethean, and Valens U.S., the "Investors"), held (i) a warrant (the "January Warrant") to acquire 20,000 Shares, at an exercise price of $2.90 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant" and together with the January Warrant, the "Warrants") to acquire 50,000 Shares, at an exercise price of $2.10 per Share, subject to certain adjustments, and
(iii) 3,000,000 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 75 days prior notice to the Company. Erato and Promethean are wholly owned subsidiaries of the Fund. The Fund, Erato, and Promethean are managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 437355100

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    October 24, 2007
                                    ----------------
                                    Date

                                    Laurus Master Fund, Ltd.

                                    /s/ David Grin
                                    ----------------
                                    David Grin
                                    Director

CUSIP No. 437355100

APPENDIX A


A. Name:             Laurus Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


B. Name:             Erato Corporation, a Delaware corporation
                     c/o Laurus Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

C. Name:             Promethean Industries, Inc., a Delaware
                     corporation c/o Laurus Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

D. Name:             Valens U.S. SPV I, LLC, a Delaware limited
                     liability company
                     c/o Valens Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

E. Name:             Valens Offshore SPV II, Corp., a Delaware
                     corporation c/o Valens Capital Management, LLC
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

F. Name:             Valens Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

G. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
                     and Valens Capital Management, LLC
   Citizenship:      Israel


H. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
                     and Valens Capital Management, LLC
   Citizenship:      United States

CUSIP No. 437355100

Each of Laurus Capital Management, LLC, Erato Corporation, Promethean Industries, Inc., Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC,

Erato Corporation,

Promethean Industries, Inc.

By Laurus Capital Management, LLC,
individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    October 24, 2007


Valens U.S. SPV I, LLC,

Valens Offshore SPV II, Corp.,

By Valens Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    October 24, 2007


/s/ David Grin
-----------------------------------------
    David Grin
    October 24, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    October 24, 2007